100 More Volvo Double Deckers for Dublin

STOCKHOLM, Sweden--(BUSINESS WIRE)--July 4, 2006--Just months after ordering 100 Volvo (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) (Brussels:VLV) double deckers, Dublin Bus has confirmed an order for an additional 100.

The order is for Volvo Buses chassi B7TL with low floor and with a seven litre 215hp engine. The bus chassis will be manufactured in Volvo Buses' plant in Boras, Sweden and the bus bodies will be manufactured by Alexander Dennis in UK. Deliveries will continue up to the end of the year.

The repeat order was placed following a rigorous tender process. Dublin Bus explained, "We look at a number of factors such as whole life costs, reliability and after sales and Volvo was successful in what is a strict process. What particularly stands out are their parts and training package, the warranty terms and the excellent back-up service they provide."

"We are really happy with the Volvos that we operate and they have proved a successful product to date."

Volvo Bus Limited's Commercial Director, Steve Dewhurst commented, "We're delighted to have received such a significant repeat order so quickly and we will be working closely with Dublin Bus to ensure we maintain both our strong relationship and the high standards they have come to expect from Volvo."

July 4, 2006

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: Volvo
Per-Martin Johansson, +46 31 322 52 00.